File No. 812-10478

This Application contains 11 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an Amendment to an Order of Exemption

Pursuant to Section 12(d)(1)(J)

of the Investment Company Act of 1940,

Exempting the Automatic Common Exchange Security Trusts

and Goldman, Sachs & Co.

from certain provisions of Section 12(d)(1)(A)

of the Investment Company Act of 1940

GOLDMAN, SACHS & CO.

Goldman, Sachs & Co.	Gregory S. Rowland, Esq.
200 West Street	Davis Polk & Wardwell
New York, NY 10282	450 Lexington Avenue
New York, New York 10017

(Name and Address of Applicant)	(Name and Address of
Persons to whom
Questions may be Directed)

As filed with the U.S. Securities and Exchange Commission on July 18, 2016

A. INTRODUCTION

Goldman, Sachs & Co. (“Goldman Sachs” or the “Applicant”) hereby applies, with respect to all existing and future Automatic Common Exchange Security Trusts and future trusts that are substantially similar and for which Goldman Sachs has served or will serve as a principal underwriter (the “Trusts”), for an amendment to an Order (the “Order”)1 originally issued pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “1940 Act”). The purpose of this request for an Amendment to the Order (this “Amendment”) is to extend to all companies excepted from the definition of investment companies under Sections 3(c)(1) and (c)(7) of the 1940 Act the Order’s exemptive relief from the limitations imposed under Section 12(d)(1) of the 1940 Act, which relief originally applied only to registered investment companies. This change would therefore make it possible for funds established pursuant to Sections 3(c)(1) and (c)(7) of the 1940 Act, such as hedge funds and other private investment pools, to hold more securities of a Trust than would otherwise be permitted by Section 12(d)(1). The Applicant is also filing this request for the Amendment to add to the description of the Trusts set forth in the Original Application (as defined below) that the Trust securities may be offered pursuant to firm commitment arrangements in private placements (including those conducted in reliance on Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”)) as well as in registered public offerings. The

1 File no. 812-10478. See Release No. IC-22622, April 16, 1997.

Applicant represents that in all other respects the description of the Trusts and the Trust securities set forth in, and the terms and conditions of, the Original Application remain the same.

B. REQUEST TO AMEND THE ORDER; DISCUSSION

Section 12(d)(1)(A)(i) of the 1940 Act prohibits (x) “any registered investment company ... and any company or companies controlled by such ... company” from owning “more than 3 per centum of the total outstanding voting stock” of “any other investment company” and (y) “any investment company ... and any company or companies controlled by such company” from owning “more than 3 per centum of the total outstanding voting stock” of “any registered investment company”. Section 12(d)(1)(C) similarly prohibits any investment company, other investment companies having the same adviser, and companies controlled by such investment companies, from owning more than 10 percent of the total outstanding voting stock of any other closed-end investment company.

The Applicant’s original application for exemptive relief under the 1940 Act (the “Original Application”)2 sought the same relief as requested in precedent applications (the “Precedent Applications”)3 that were brought when Section 3(c)(1) of the 1940 Act expressly excluded from the definition of “investment company” any investment company “whose outstanding securities are

2 Notice of such application was published by the Commission on March 21, 1997 (Release No. IC-22578).

beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities” (“3(c)(1) Funds”). Hence, at the time that the Precedent Applications were brought, there was no need to seek an express exemption for 3(c)(1) Funds from the limits set forth in Section 12(d)(1), since Section 12(d)(1) did not at that time apply to such funds in most cases.

In October 1996, the National Securities Markets Improvements Act of 1996 (the “NSMIA”) was adopted.4 As part of a comprehensive modernization of the 1940 Act, the NSMIA recognized a new category of funds that would not be considered to be an “investment company” within the meaning of the 1940 Act. Accordingly, a new Section 3(c)(7) was added to the 1940 Act which expressly excluded from the definition of “investment company” any issuer, “the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers, and which is not making and does not at that time propose to make a public offering of such securities” (“3(c)(7) Funds”). At the same time, however, the NSMIA further amended the 1940 Act to provide that 3(c)(1) Funds and 3(c)(7) Funds, though generally excepted from the definition of “investment company” for purposes of the 1940 Act, are nonetheless deemed to be investment companies for purposes of Section 12(d)(1)(A)(i) of the 1940 Act.

3 E.g., Morgan Stanley & Co. Incorporated, Rel. IC-22235 (September 20, 1996).

4 Pub. L. No. 104-290 (1996).

Since the Applicant sought the same relief as sought by the Precedent Applications that were brought before the 1996 amendments to the 1940 Act were enacted, the Applicant did not request in its Original Application, and the original Order, as issued, did not contemplate, relief from the Section 12(d)(1)(A)(i) restrictions on 3(c)(1) Funds and 3(c)(7) Funds that were imposed as part of the NSMIA 1940 Act amendments. The Applicant believes that the discussion and analysis in its Original Application regarding why it was appropriate for the Securities and Exchange Commission (the “Commission”) to grant exemptive relief from Section 12(d)(1) with respect to sales of a Trust’s securities to registered investment companies are equally applicable to the present request to extend such relief to 3(c)(1) Funds and 3(c)(7) Funds.

The Applicant notes that on October 26, 19995 and August 4, 1998,6 the Commission issued orders to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, respectively, amending orders similar to the Order so as to extend, as requested here, the Section 12(d)(1) relief provided thereby to 3(c)(1) Funds and 3(c)(7) Funds. In addition, the Applicant notes that on October 26, 19997 and April 17, 1998,8 the Commission issued orders that, among other things, exempt registered investment companies and 3(c)(1) Funds and 3(c)(7) Funds from the limitations in Section 12(d)(1) of the 1940 Act with

5 Release No. IC-24111.

6 Release No. IC-23375.

7 Release No. IC-24112.

8 Release No. IC-23117.

respect to purchases of interests in trusts like the Trusts for which J.P. Morgan Securities Inc. or Donaldson, Lufkin & Jenrette Securities Corporation, respectively, serves as principal underwriter. It is therefore both necessary and appropriate to grant this request for identical exemptive relief in order to avoid a competitive disadvantage to the Applicant.

Section 12(d)(1)(J) of the 1940 Act provides the basis upon which the Commission may exempt any person from the requirements of subsection 12(d)(1). It reads as follows:

(J) The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

For all of the reasons mentioned above, including those stated in the Original Application, it is submitted that the additional exemptions sought by this Amendment are in line with the general purposes of the 1940 Act and are wholly consistent with the public interest and the protection of investors.

C. APPLICANT’S CONDITIONS

The Applicant agrees that any company relying on Section 3(c)(1) or 3(c)(7) of the Act that invests in the Trusts may not rely on the requested order unless it complies with the terms and conditions of the Order.

D. APPLICANT’S REQUEST FOR RELIEF

On the basis of the foregoing, the Applicant submits that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person, that the proposed transactions are consistent with the policy of each of the Trusts and that the requested exemption is appropriate, in the public interest and consistent with the protection of investors and purposes fairly intended by the policies and provisions of the 1940 Act.

The Applicant therefore respectfully requests that the Commission amend the Order originally issued pursuant to Sections 6(c) and 17(b) of the 1940 Act and, on the basis of the discretionary powers accorded to it under Section 12(d)(1)(J) of the 1940 Act, exempt the Trusts from the limitations set forth in Section 12(d)(1) of the 1940 Act.

E. AMENDMENTS TO ORIGINAL APPLICATION

The Applicant hereby amends and supplements the disclosures made under “B. 4. Fees” in the Original Application to state that in connection with the offering of the Trust securities placement fees and underwriting discounts (including fees and discounts in Rule 144A offerings) will be paid by the counterparties pursuant to their underwriting or placement agreements with the underwriters or placement agents (or initial purchasers), as the case may be. In addition, the Applicant supplements the statements under “B. 5. Marketing and

Pricing” in the Original Application to provide that references to the public offering of the Trust securities also be deemed to refer to the private placement of the Trust securities. Further, the statements under “B. 6. Trading” in the Original Application are hereby modified to indicate that if the Trust securities are publicly offered (but not if they are privately offered), they will be listed, as stated, on a national securities exchange, such as the NASDAQ Stock Market, and will therefore be “national market system” securities.

F. THE SECTION 14(a) EXEMPTIVE ORDER

The Applicant wishes to confirm that the exemption from Section 14(a) of the 1940 Act granted in the Order is applicable whether Trust securities are offered in private placements as well as in registered public offerings as described herein. The Applicant supplements the discussion set forth under “E. Request for a Section 14(a) Exemptive Order. 1. Applicable Law” in the Original Application by stating that in order to ensure that each Trust will “become a going concern,” the Trust securities will be offered pursuant to firm commitment arrangements, whether in an offering registered under the Securities Act or in a private placement, in either event resulting in net proceeds to each Trust of at least $10,000,000. If the Trust securities are placed in a private offering, prior to the issuance and delivery of such securities the placement agent(s) will enter into a placement agent agreement pursuant to which they will agree to purchase the

Trust securities subject to customary conditions to closing, and the placement agent(s) will not be entitled to purchase less than all of such Trust securities.

G. THE SECTION 17(a) EXEMPTIVE ORDER

The Applicant also respectfully requests that the Order be deemed applicable whether the Trust securities of any Trust are publicly offered or privately placed and accordingly supplements the statements under “F. Request for a Section 17(a) Exemptive Order. 1. Applicable Law” of the Original Application by affirming that the counterparties will benefit from the Trusts’ being able to buy Treasuries (as defined in the Original Application) from Goldman Sachs in the case of a private as well as a public offering of the Trust securities. This applies in the case of a private placement, as well as a public offering, because the offering price of the Trust securities, the price to be paid on the Contracts (as defined in the Original Application), the placement fee and the price to be paid on the Treasuries must be all determined at the same time. This would be most practical if Goldman Sachs (whether as placement agent or principal underwriter) and the counterparties could negotiate and determine these prices between them, including the price of the Treasuries, based on market conditions at the time, without risk of delay from the necessity of obtaining multiple bids.

H. PROCEDURAL MATTERS

The Applicant files this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is indicated on the cover page of this Application. The Applicant further requests that all communications concerning this Application should be directed and copied to the person listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant pursuant to its organizational documents. The Applicant also has attached the verification required by Rule 0-2(d) under the 1940 Act.

GOLDMAN, SACHS & CO.

By	/s/ Simon Watson
Name:	Simon Watson
Title:	Managing Director

VERIFICATION

RULE 0-2(d)

GOLDMAN, SACHS & CO.

The undersigned states that he has duly executed the attached Application dated July 18, 2016 for and on behalf of Goldman, Sachs & Co.; that he is a Managing Director of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GOLDMAN, SACHS & CO.

By	/s/ Simon Watson
Name:	Simon Watson
Title:	Managing Director

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